FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 2, 2005 regarding financial results for the third quarter of fiscal 2004.

2.	Press release dated February 2, 2005 regarding Hitachi’s increase in share in Fujitsu Hitachi Plasma Display.

3.	Press release dated February 7, 2005 regarding Hitachi’s agreement with Panasonic on comprehensive collaboration in plasma display business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 15, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for the Third Quarter of Fiscal 2004

Tokyo, February 2, 2005 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2004, ended December 31, 2004.

1. Business Results and Financial Position

Note: All figures were converted at the rate of 104 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2004.

Business Results

(1) Summary of Fiscal 2004 Third-Quarter Consolidated Business Results

Notes:	1.	All figures, except for the outlook for fiscal 2004, were converted at the rate of 104 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2004.
	2.	Segment information and operating income (loss) are presented in accordance with accounting principles generally accepted in Japan.

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,123.7	4%	20,421
Operating income	34.3	(46%)	330
Income before income taxes and minority interests	70.9	54%	682
Income before minority interests	35.9	416%	345
Net income	26.6	—	256

During the third quarter, the world economy, while still in a recovery mode, grew at a slower pace due to weakening demand for digital-related equipment and the effects of surging prices for crude oil and other raw materials around the world.

In the Japanese economy, too, there was a heightened sense of a slowdown. In addition to a downturn in exports and a peaking of investment in plant and equipment, the slowdown was caused by a slower rate of growth in consumer spending, including softening sales of digital consumer electronics.

Against this backdrop, Hitachi’s consolidated revenues increased 4% year on year, to 2,123.7 billion yen, despite year-on-year decreases in the Information & Telecommunication Systems segment and Electronic Devices segment, particularly in respect of LCDs. Segments recording year-on-year increases in revenues included Power & Industrial Systems and High Functional Materials & Components.

Operating income dropped 46%, to 34.3 billion yen due to sharp year-on-year decreases in operating income in the Information & Telecommunication Systems segment, where prices fell for servers, HDDs and other products, and the Electronic Devices segment, where earnings on LCDs worsened due to a sudden market drop-off. Furthermore, the Digital Media & Consumer Products segment recorded an operating loss.

Other income climbed 169% year on year, to 49.1 billion yen due to a marked improvement in earnings from equity-method affiliates resulting from such factors as income from a change in equity accompanying the public listing of Elpida Memory, Inc. Other deductions declined 64%, to 12.6 billion yen, due in part to a year-on-year decrease in restructuring charges.

As a result, Hitachi recorded income before income taxes and minority interests of 70.9 billion yen, up 54% year on year. After income taxes of 34.9 billion yen, Hitachi posted income before minority interests of 35.9 billion yen. Net income was 26.6 billion yen, sharply higher than in the corresponding period a year earlier.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	482.4	(6%)	4,639
Operating income	2.1	(84%)	21

Information & Telecommunication Systems revenues decreased 6%, to 482.4 billion yen. Software and services revenues increased year on year as a whole, with solid performances by the outsourcing business and other businesses in services countering lower software sales. Hardware sales declined year on year due to factors such as lower prices for servers, PCs, HDDs and other products.

The segment posted operating income of 2.1 billion yen, 84% down year on year, due to lower prices in hardware on the whole.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the third quarter ended December 31, 2004 include operating results of Hitachi GST for the three-month period from July through September 2004.

[Electronic Devices]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	300.2	(10%)	2,887
Operating income	2.2	(81%)	22

Electronic Devices revenues decreased 10%, to 300.2 billion yen, despite healthy growth in sales of semiconductor and LCD manufacturing equipment at Hitachi High-Technologies Corporation. The decline was attributed to sharply lower sales of displays due to a sudden market downturn for LCDs.

The segment posted an 81% year-on-year decline in operating income, to 2.2 billion yen, again despite an increase in earnings at Hitachi High-Technologies, particularly from semiconductor and LCD manufacturing equipment. The segment result reflected sharply lower earnings from the display business, due to factors such as a fall in sales prices.

[Power & Industrial Systems]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	560.0	16%	5,385
Operating income	5.9	96%	58

Power & Industrial Systems revenues increased 16%, to 560.0 billion yen. In addition to the effects of consolidating an equity-method affiliate that manufactures and sells elevators and escalators in China in the first half of fiscal 2004 and of Hitachi, Ltd. merging with TOKICO LTD. in the third quarter, this performance reflected higher sales at Hitachi Construction Machinery Co., Ltd.

The segment posted a 96% increase in operating income, to 5.9 billion yen, on higher earnings at Hitachi Construction Machinery and improved earnings in air-conditioning systems, industrial machinery and other products.

[Digital Media & Consumer Products]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	325.3	(1%)	3,129
Operating loss	(1.7)	—	(17)

In Digital Media & Consumer Products, revenues were 325.3 billion yen, largely the same as the previous year. Although the shipments of plasma TVs and LCD projectors increased, sales of home appliances were affected by lower sales prices and Hitachi Maxell, Ltd. recorded lower revenues.

The segment recorded an operating loss of 1.7 billion yen, compared with operating income of 11.3 billion yen in the third quarter of the previous fiscal year. This was the result of falling sales prices in the segment as a whole.

Note:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. Hitachi’s results for the third quarter ended December 31, 2004 include operating results of HLDS for the three-month period from July through September 2004.

[High Functional Materials & Components]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	379.5	15%	3,649
Operating income	22.0	48%	212

In High Functional Materials & Components, revenues rose 15%, to 379.5 billion yen. Hitachi Metals, Ltd. posted a sharp increase in sales due to strong sales to automotive- and electronics-related fields as well as the effect of consolidating NEOMAX Co., Ltd., formerly Sumitomo Special Metals Co., Ltd., from the first half of fiscal 2004. Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. also recorded sharply higher sales, with growth at the former reflecting strong sales, particularly to the automotive-related field, and growth at the latter reflecting higher copper prices, which forced up sales prices of wires and cables and other products.

The segment operating income climbed 48%, to 22.0 billion yen due to factors such as the robust performances of Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd.

[Logistics, Services & Others]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	312.1	1%	3,002
Operating income	2.4	(29%)	23

In Logistics, Services & Others, revenues were on a par with a year earlier at 312.1 billion yen. Hitachi Transport System, Ltd. and Hitachi Mobile Co., Ltd. both posted healthy sales.

The segment posted operating income of 2.4 billion yen, down 29% year on year, due to lower prices of products and services, particularly at overseas sales companies.

[Financial Services]

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	130.3	(5%)	1,254
Operating income	8.0	9%	77

In Financial Services, revenues declined 5%, to 130.3 billion yen.

Operating income increased 9%, to 8.0 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,307.9	2%	12,577

Overseas	815.8	6%	7,844
Asia	339.5	9%	3,264
North America	238.3	4%	2,292
Europe	178.3	4%	1,715
Other Areas	59.5	4%	573

Revenues in Japan and overseas both surpassed the same period in the previous fiscal year on strong growth in the Power & Industrial Systems and High Functional Materials & Components segments.

Revenues in Japan rose 2%, to 1,307.9 billion yen.

Overseas revenues rose 6%, to 815.8 billion yen due to growth in sales of materials for electronics-related products and in sales at Hitachi Construction Machinery, in addition to such other factors as the effect of consolidating an equity-method affiliate that manufactures and sells elevators and escalators in China in the first half of fiscal 2004.

(4) Financial Position

	As of December 31, 2004
	Billions of yen	Change from September 30, 2004	Millions of U.S. dollars
Total assets	9,844.3	207.4	94,657
Total liabilities	6,686.5	144.1	64,293
Debts	2,606.4	140.5	25,061
Minority interests	884.8	10.4	8,508
Stockholders’ equity	2,273.0	52.9	21,856

Stockholders’ equity ratio	23.1%	0.1 point increase	—
D/E ratio (including minority interests)	0.83 times	0.03 point increase	—

Total assets increased 207.4 billion yen, to 9,844.3 billion yen, compared with September 30, 2004, due to factors such as the merger with TOKICO LTD. in the third quarter of fiscal 2004. Debts increased 140.5 billion yen, to 2,606.4 billion yen, compared with September 30, 2004. Stockholders’ equity increased 52.9 billion yen, to 2,273.0 billion yen due to factors such as the increase in net income, and the increase in the capital surplus and the decrease in treasury stock accompanying the merger with TOKICO. As a consequence, the stockholders’ equity ratio improved by 0.1 of a percentage point to 23.1%. The debt-to-equity ratio (including minority interests) was 0.83 times due to the increase in debts.

(5) Cash Flows

	Three months Ended December 31, 2004
	Billions of yen	Year-over-year Change	Millions of U.S. dollars
Cash flows from operating activities	(36.6)	20.3	(352)
Cash flows from investing activities	(169.8)	(37.3)	(1,633)

Free cash flows	(206.4)	(17.0)	(1,985)

Cash flows from financing activities	124.0	20.7	1,193

Operating activities used net cash of 36.6 billion yen, 20.3 billion yen less than in the previous fiscal year, reflecting the large increase in net income.

Investing activities used net cash of 169.8 billion yen, 37.3 billion yen increase over the previous fiscal year. This was the result of an increase in capital investments, mainly for Hitachi’s key businesses, and other factors.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 206.4 billion yen, 17.0 billion yen more than a year earlier.

Financing activities provided net cash of 124.0 billion yen, 20.7 billion yen more than in the previous fiscal year due to the issue of euro-yen zero coupon convertible bonds and other factors.

Cash and cash equivalents as of December 31, 2004 amounted to 531.1 billion yen, a decrease of 87.9 billion yen during the third quarter.

2. Business Results for the Nine Months Ended December 31, 2004

(1) Summary, Revenues by Segment and Operating Income by Segment

Summary

	Nine Months Ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	6,453.7	6%	62,055
Operating income	161.7	94%	1,555
Income before income taxes and minority interests	206.9	51%	1,990
Income before minority interests	103.8	388%	999
Net income	67.8	758%	652

Revenues by Segment

	Nine Months Ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	6,453.7	6%	62,055
Information & Telecommunication Systems	1,554.2	(1%)	14,945
Electronic Devices	992.3	5%	9,542
Power & Industrial Systems	1,680.9	8%	16,163
Digital Media & Consumer Products	971.5	6%	9,341
High Functional Materials & Components	1,119.9	18%	10,769
Logistics, Services & Others	922.4	0%	8,870
Financial Services	401.1	(1%)	3,857
Subtotal	7,642.6	5%	73,487
Eliminations & Corporate Items	(1,188.8)	—	(11,432)

Operating income by Segment

	Nine Months Ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Operating income	161.7	94%	1,555
Information & Telecommunication Systems	31.1	66%	300
Electronic Devices	32.3	108%	311
Power & Industrial Systems	16.0	46%	155
Digital Media & Consumer Products	8.8	(27%)	85
High Functional Materials & Components	62.4	159%	600
Logistics, Services & Others	9.9	228%	96
Financial Services	18.0	16%	173
Subtotal	178.8	78%	1,720
Eliminations & Corporate Items	(17.1)	—	(165)

The world economy in the nine months to December 31, 2004, a period including the third quarter of fiscal 2004, remained on a recovery footing as a whole. Demand rose for IT-related equipment, particularly in the U.S., and domestic demand rose in China. Corporate earnings declined, however, in the second half of the period, due to factors such as surging raw materials prices, particularly in Asia.

The Japanese economy also continued to grow steadily, led by exports and plant and equipment investments. However, in the latter half of the period, electronic device inventories increased and growth in sales of electronics-related products was lackluster.

Against this backdrop, Hitachi’s consolidated revenues for the nine months to December 31, 2004 increased 6% year on year, to 6,453.7 billion yen, with most of the business segments posting year-on-year increases. The Electronic Devices segment saw strong growth in sales of semiconductor and LCD manufacturing equipment and other products, Digital Media & Consumer Products recorded strong growth in sales of plasma TVs and other products, and High Functional Materials & Components recorded higher revenues, particularly for components and materials for electronics-related products. These performances reflected buoyant conditions in the digital consumer electronics market in the first half of the period.

Operating income climbed 94%, to 161.7 billion yen, as almost all segments, including High Functional Materials & Components, Electronic Devices and Information & Telecommunication Systems, posted year-on-year increases.

Other income was 80.4 billion yen, down 36% on the same period a year ago. This decrease was due to a decline in gains on the sale of investment securities and to other factors, despite a switch from a loss to income from equity-method affiliates due to substantial improvements at Renesas Technology Corp. and Elpida Memory. Other deductions declined 51%, to 35.2 billion yen compared with the previous fiscal year, when there was a loss from equity-method affiliates and exchange losses.

As a result, Hitachi recorded income before income taxes and minority interests of 206.9 billion yen, up 51% year on year. After income taxes of 103.0 billion yen, Hitachi posted income before minority interests of 103.8 billion yen. Net income climbed 758% year on year, to 67.8 billion yen.

(2) Revenues by Market

	Nine Months Ended December 31, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	4,017.2	3%	38,628

Overseas	2,436.4	12%	23,427
Asia	1,033.8	20%	9,940
North America	680.8	3%	6,547
Europe	524.6	10%	5,045
Other Areas	197.1	12%	1,895

Revenues for the nine months ended December 31, 2004 were up year on year.

Revenues in Japan rose 3%, to 4,017.2 billion yen. Digital Media & Consumer Products recorded strong growth in sales of plasma TVs and other products, and High Functional Materials & Components recorded higher revenues, particularly for components and materials for electronics-related products.

Overseas revenues increased 12%, to 2,436.4 billion yen due to growth in sales of construction machinery at Hitachi Construction Machinery, particularly to European and U.S. markets, higher sales in social infrastructure, digital media and electronics-related materials, particularly in the Chinese market, and other factors.

(3) Cash Flows

	Nine Months Ended December 31, 2004
	Billions of yen	Year-over-year Change	Millions of U.S. dollars
Cash flows from operating activities	121.0	(46.5)	1,164
Cash flows from investing activities	(370.6)	(81.0)	(3,563)

Free cash flows	(249.5)	(127.5)	(2,399)

Cash flows from financing activities	12.7	83.2	123

Operating activities provided net cash of 121.0 billion yen, 46.5 billion yen less than in the previous fiscal year, reflecting factors such as a increasing of payment in payables.

Investing activities used net cash of 370.6 billion yen, an increase of 81.0 billion yen. This was the result of an increase in capital investments, mainly for Hitachi’s key businesses, absence of large sales of shares and other factors.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 249.5 billion yen, 127.5 billion yen more year on year.

Financing activities provided net cash of 12.7 billion yen, 83.2 billion yen more than the cash used a year earlier. This reflected such factors as the issue of euro-yen zero coupon convertible bonds.

Cash and cash equivalents as of December 31, 2004 amounted to 531.1 billion yen, a decrease of 233.2 billion yen during the nine-month period, which includes the third quarter.

Outlook for Fiscal 2004

Consolidated

	Fiscal 2004, ending March 31, 2005
	Billions of Yen	Change from outlook on Oct. 29, 2004	Year-over-year % change
Revenues	8,840.0	(60.0)	2%
Operating income	260.0	(40.0)	41%
Income before income taxes and minority interests	235.0	(65.0)	(1%)
Income before minority interests	95.0	(55.0)	147%
Net income	50.0	(50.0)	215%

Unconsolidated

	Fiscal 2004, ending March 31, 2005
	Billions of Yen	Change from outlook on Oct. 29, 2004	Year-over-year % change
Revenues	2,570.0	0.0	3%
Ordinary income	20.0	(5.0)	(1%)
Net income	10.0	(30.0)	(75%)

In terms of trends in the world economy, Hitachi expects Asian economies to remain healthy, supported by domestic demand in China, and European economies are expected to continue their modest recovery. However, the U.S. economy is expected to slow slightly as the benefits of tax cuts, low interest rates and other government policies fade. Due to these factors, as well as surging crude oil and other raw materials prices, a downturn in market conditions for electronic-related products and other influences, the pace of growth in the world economy is expected to slow.

The Japanese economy is expected to slow further as demand for digital consumer electronics softens and the drop in plant and equipment investment, such as in the electronics components industry, begins to have an impact.

Under these circumstances, and based on the large impact on results of falling sales prices, deteriorating profitability in some projects in the Information & Telecommunication Systems segment and other factors, Hitachi expects to book restructuring charges. Due to this and other factors, as outlined above, Hitachi has lowered its fiscal 2004 forecasts issued with first-half results on October 29, 2004 on both a consolidated basis and unconsolidated basis. The projections assume a fourth-quarter exchange rate of 103 yen to the U.S. dollar.

Looking ahead, Hitachi will push ahead with active investments in key businesses and ongoing business structural reforms in a drive to further strengthen actions designed to bolster competitiveness on a groupwide basis.

In particular, with respect to deteriorating earnings in the Information & Telecommunication Systems segment, Hitachi plans to expedite initiatives groupwide, including nurturing project managers, enhancing productivity in systems construction such as by developing common technology, and broadening upstream consulting and the outsourcing business. These efforts target the establishment of a resilient business base and the prevention of unprofitable projects in the future.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED DECEMBER 31, 2004

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 104 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of December 30, 2004.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	YEN (millions)		(A)/(B) X 100 (%)	U.S. $ (millions)	YEN (millions)		(C)/(D) X 100 (%)	U.S. $ (millions)
	2004 (A)	2003 (B)		2004	2004 (C)	2003 (D)		2004
1. Revenues	2,123,788	2,046,964	104	20,421	6,453,723	6,088,371	106	62,055
2. Operating income	34,369	63,274	54	330	161,701	83,513	194	1,555
3. Income before income taxes and minority interests	70,911	46,186	154	682	206,912	136,689	151	1,990
4. Income before minority interests	35,913	6,955	516	345	103,844	21,279	488	999
5. Net income	26,644	2,519	—	256	67,802	7,903	858	652
6. Net income per share Basic Diluted	7.99 7.55	0.76 0.73	— —	0.08 0.07	20.47 19.98	2.39 2.32	856 861	0.20 0.19
7. Net income per ADS (representing 10 shares) Basic Diluted	80 76	8 7	— —	0.77 0.73	205 200	24 23	854 870	1.97 1.92

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs and are unaudited.
	2.	Segment Information and operating income (loss) are presented in accordance with accounting principles generally accepted in Japan.
	3.	The figures are for 990 consolidated subsidiaries, including Variable Interest Entities, and 167 equity-method affiliates.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended December 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Revenues	2,123,788	2,046,964	104	20,421
Cost of sales	1,642,910	1,560,963	105	15,797
Selling, general and administrative expenses	446,509	422,727	106	4,294
Operating income	34,369	63,274	54	330
Other income	49,162	18,265	269	473
(Interest and dividends)	3,942	4,398	90	38
(Other)	45,220	13,867	326	435
Other deductions	12,620	35,353	36	121
(Interest charges)	7,103	7,519	94	68
(Other)	5,517	27,834	20	53
Income before income taxes and minority interests	70,911	46,186	154	682
Income taxes	34,998	39,231	89	337
Income before minority interests	35,913	6,955	516	345
Minority interests	9,269	4,436	209	89
Net income	26,644	2,519	—	256

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Nine months ended December 31
	YEN (millions)		(C)/(D) X100 (%)	U.S. DOLLARS (millions)
	2004 (C)	2003 (D)		2004
Revenues	6,453,723	6,088,371	106	62,055
Cost of sales	4,966,988	4,718,939	105	47,759
Selling, general and administrative expenses	1,325,034	1,285,919	103	12,741
Operating income	161,701	83,513	194	1,555
Other income	80,483	125,781	64	774
(Interest and dividends)	14,077	14,932	94	135
(Other)	66,406	110,849	60	639
Other deductions	35,272	72,605	49	339
(Interest charges)	21,338	23,837	90	205
(Other)	13,934	48,768	29	134
Income before income taxes and minority interests	206,912	136,689	151	1,990
Income taxes	103,068	115,410	89	991
Income before minority interests	103,844	21,279	488	999
Minority interests	36,042	13,376	269	347
Net income	67,802	7,903	858	652

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	YEN (millions)		(A)/(B) X100 (%)	YEN (millions)	U.S. DOLLARS (millions)
	As of December 31, 2004 (A)	As of September 30, 2004 (B)		As of March 31, 2004	As of December 31, 2004
Assets	9,844,379	9,636,896	102	9,590,322	94,657

Current assets	5,419,517	5,230,513	104	5,219,942	52,111
Cash and cash equivalents	531,109	619,049	86	764,396	5,107
Short-term investments	193,491	152,321	127	177,949	1,860
Trade receivables (Notes and Accounts)	2,101,973	2,110,400	100	2,186,529	20,211
Investment in leases	517,778	476,313	109	451,753	4,979
Inventories	1,473,662	1,328,587	111	1,123,406	14,170
Other current assets	601,504	543,843	111	515,909	5,784

Investments and advances	883,509	880,888	100	908,962	8,495

Property, plant and equipment	2,348,695	2,318,042	101	2,232,862	22,583

Other assets	1,192,658	1,207,453	99	1,228,556	11,468

Liabilities and Stockholders’ equity	9,844,379	9,636,896	102	9,590,322	94,657

Current liabilities	3,830,976	3,738,087	102	3,911,054	36,836
Short-term debt and current installments of long-term debt	1,121,553	1,044,432	107	1,183,463	10,784
Trade payables (Notes and Accounts)	1,265,805	1,245,846	102	1,287,614	12,171
Other current liabilities	1,443,618	1,447,809	100	1,439,977	13,881

Noncurrent liabilities	2,855,564	2,804,351	102	2,712,321	27,457
Long-term debt	1,484,866	1,421,409	104	1,314,102	14,277
Other liabilities	1,370,698	1,382,942	99	1,398,219	13,180

Minority interests	884,824	874,376	101	798,816	8,508

Stockholders’ equity	2,273,015	2,220,082	102	2,168,131	21,856
Common stock	282,033	282,033	100	282,032	2,712
Capital surplus	566,864	552,404	103	551,690	5,450
Legal reserve and retained earnings	1,796,886	1,784,664	101	1,760,435	17,278
Accumulated other comprehensive loss	(355,714)	(366,694)	—	(393,864)	(3,420)
(Foreign currency translation adjustments)	(79,995)	(78,338)	—	(95,786)	(769)
(Minimum pension liability adjustments)	(303,653)	(314,060)	—	(329,536)	(2,920)
(Net unrealized holding gain on available-for-sale securities)	29,141	26,536	110	31,499	280
(Cash flow hedges)	(1,207)	(832)	—	(41)	(11)
Treasury stock	(17,054)	(32,325)	—	(32,162)	(164)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended December 31
	YEN (millions)		U.S. DOLLARS (millions)
	2004	2003	2004
Cash flows from operating activities
Net income	26,644	2,519	256
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	111,154	113,909	1,069
Increase in receivables and inventories	(98,665)	(255,328)	(949)
Increase (decrease) in payables	(11,696)	69,053	(112)
Other	(64,037)	12,903	(616)

Net cash used in operating activities	(36,600)	(56,944)	(352)
Cash flows from investing activities
Increase in short-term investments	(36,957)	(21,737)	(355)
Purchase of rental assets and other properties, net	(203,091)	(178,783)	(1,953)
Sale of investments and subsidiaries’ common stock, net	40,189	20,927	386
Collection of investment in leases	74,315	78,733	715
Other	(44,271)	(31,560)	(426)

Net cash used in investing activities	(169,815)	(132,420)	(1,633)
Cash flows from financing activities
Increase in interest-bearing debt	157,164	116,726	1,511
Dividends paid to stockholders	(16,957)	(9,077)	(163)
Dividends paid to minority stockholders of subsidiaries	(7,530)	(5,497)	(72)
Other	(8,649)	1,163	(83)

Net cash provided by financing activities	124,028	103,315	1,193
Effect of exchange rate changes on cash and cash equivalents	(5,553)	(8,442)	(53)

Net decrease in cash and cash equivalents	(87,940)	(94,491)	(845)
Cash and cash equivalents at beginning of the period	619,049	709,084	5,952

Cash and cash equivalents at end of the period	531,109	614,593	5,107

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended December 31
	YEN (millions)		U.S. DOLLARS (millions)
	2004	2003	2004
Cash flows from operating activities
Net income	67,802	7,903	652
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	317,425	327,825	3,052
Increase in receivables and inventories	(105,906)	(282,662)	(1,018)
Increase (decrease) in payables	(95,668)	31,232	(920)
Other	(62,574)	83,351	(602)

Net cash provided by operating activities	121,079	167,649	1,164
Cash flows from investing activities
Increase in short-term investments	(6,816)	(90,351)	(65)
Purchase of rental assets and other properties, net	(626,151)	(508,559)	(6,021)
Sale of investments and subsidiaries’ common stock, net	65,411	138,327	629
Collection of investment in leases	288,725	276,218	2,776
Other	(91,774)	(105,234)	(882)

Net cash used in investing activities	(370,605)	(289,599)	(3,563)
Cash flows from financing activities
Increase (decrease) in interest-bearing debt	63,038	(10,687)	606
Dividends paid to stockholders	(33,363)	(19,188)	(321)
Dividends paid to minority stockholders of subsidiaries	(15,665)	(12,288)	(150)
Other	(1,220)	(28,272)	(12)

Net cash provided by (used in) financing activities	12,790	(70,435)	123
Effect of exchange rate changes on cash and cash equivalents	3,449	(21,193)	33

Net decrease in cash and cash equivalents	(233,287)	(213,578)	(2,243)
Cash and cash equivalents at beginning of the period	764,396	828,171	7,350

Cash and cash equivalents at end of the period	531,109	614,593	5,107

SEGMENT INFORMATION (UNAUDITED)

INDUSTRY SEGMENTS

	Three months ended December 31
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)		2003 (B)		2004
Revenues

Information & Telecommunication Systems	482,487 19%		514,599 21%	94	4,639
Electronic Devices	300,238 12%		334,899 14%	90	2,887
Power & Industrial Systems	560,067 23%		482,057 20%	116	5,385
Digital Media & Consumer Products	325,389 13%		328,396 13%	99	3,129
High Functional Materials & Components	379,518 15%		329,844 13%	115	3,649
Logistics, Services & Others	312,179 13%		307,685 13%	101	3,002
Financial Services	130,386 5%		137,942 6%	95	1,254
Subtotal	2,490,264 100%		2,435,422 100%	102	23,945
Eliminations & Corporate items	(366,476)		(388,458)	—	(3,524)

Total	2,123,788		2,046,964	104	20,421

Operating income (loss)

Information & Telecommunication Systems	2,188 5%		13,408 21%	16	21
Electronic Devices	2,278 6%		11,871 18%	19	22
Power & Industrial Systems	5,978 14%		3,045 5%	196	58
Digital Media & Consumer Products	(1,790 (4	) %)	11,360 17%	—	(17)
High Functional Materials & Components	22,090 54%		14,909 23%	148	212
Logistics, Services & Others	2,455 6%		3,437 5%	71	23
Financial Services	8,049 19%		7,383 11%	109	77
Subtotal	41,248 100%		65,413 100%	63	396
Eliminations & Corporate items	(6,879)		(2,139)	—	(66)

Total	34,369		63,274	54	330

Note: Revenues by industry segment include intersegment transactions.

SEGMENT INFORMATION (UNAUDITED)

INDUSTRY SEGMENTS

	Nine months ended December 31
	YEN (millions)		(C)/(D) X100 (%)	U.S. DOLLARS (millions)
	2004 (C)	2003 (D)		2004
Revenues

Information & Telecommunication Systems	1,554,223 20%	1,567,878 22%	99	14,945
Electronic Devices	992,316 13%	942,428 13%	105	9,542
Power & Industrial Systems	1,680,962 22%	1,555,496 21%	108	16,163
Digital Media & Consumer Products	971,501 13%	913,807 12%	106	9,341
High Functional Materials & Components	1,119,941 15%	952,050 13%	118	10,769
Logistics, Services & Others	922,496 12%	920,654 13%	100	8,870
Financial Services	401,164 5%	405,865 6%	99	3,857
Subtotal	7,642,603 100%	7,258,178 100%	105	73,487
Eliminations & Corporate items	(1,188,880)	(1,169,807)	—	(11,432)

Total	6,453,723	6,088,371	106	62,055

Operating income

Information & Telecommunication Systems	31,149 17%	18,807 19%	166	300
Electronic Devices	32,334 18%	15,546 15%	208	311
Power & Industrial Systems	16,066 9%	10,980 11%	146	155
Digital Media & Consumer Products	8,828 5%	12,088 12%	73	85
High Functional Materials & Components	62,418 35%	24,142 24%	259	600
Logistics, Services & Others	9,983 6%	3,040 3%	328	96
Financial Services	18,037 10%	15,578 16%	116	173
Subtotal	178,815 100%	100,181 100%	178	1,720
Eliminations & Corporate items	(17,114)	(16,668)	—	(165)

Total	161,701	83,513	194	1,555

Note: Revenues by industry segment include intersegment transactions.

SEGMENT INFORMATION (UNAUDITED)

REVENUES BY MARKET

	Three months ended December 31
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Japan	1,307,976 62%	1,277,820 62%	102	12,577
Asia	339,510 16%	310,118 15%	109	3,264
North America	238,318 11%	230,161 11%	104	2,292
Europe	178,394 8%	171,689 9%	104	1,715
Other Areas	59,590 3%	57,176 3%	104	573
Outside Japan	815,812 38%	769,144 38%	106	7,844

Total	2,123,788 100%	2,046,964 100%	104	20,421

	Nine months ended December 31
	YEN (millions)		(C)/(D) X100 (%)	U.S. DOLLARS (millions)
	2004 (C)	2003 (D)		2004
Japan	4,017,271 62%	3,914,182 64%	103	38,628
Asia	1,033,814 16%	863,901 14%	120	9,940
North America	680,849 11%	658,379 11%	103	6,547
Europe	524,681 8%	475,147 8%	110	5,045
Other Areas	197,108 3%	176,762 3%	112	1,895
Outside Japan	2,436,452 38%	2,174,189 36%	112	23,427

Total	6,453,723 100%	6,088,371 100%	106	62,055

# # #

February 2, 2005

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION

for the Third Quarter Ended December 31, 2004 (Consolidated basis)

1. Summary

(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2003 (A)	2004 (B)	(B)/(A) X100 (%)	2003 (C)	2004 (D)	(D)/(C) X100 (%)
Average exchange rate (Yen / U.S.$)	108	105	—	115	108	—
Capital investment (Completion basis)	213.5	228.9	107	594.4	701.0	118
Leasing assets	143.3	140.8	98	379.9	441.2	116
Other	70.1	88.0	125	214.5	259.7	121
Depreciation	113.9	111.1	98	327.8	317.4	97
Leasing assets	26.9	28.1	104	80.2	82.0	102
Other	86.9	83.0	96	247.6	235.3	95
R&D expenditure	86.6	91.9	106	271.1	281.1	104
Percentage of revenues	4.2%	4.3%	—	4.5%	4.4%	—

	As of March 31, 2004	As of September 30, 2004	As of December 31, 2004
Stockholders’ equity per share (Yen)	657.42	673.20	682.30
Cash & cash equivalents, Short-term investments (Billions of yen)	942.3	771.3	724.6
Interest-bearing debt (Billions of yen)	2,497.5	2,465.8	2,606.4
Number of employees	326,344	343,793	348,831
Japan	237,880	242,458	245,303
Overseas	88,464	101,335	103,528
Number of consolidated subsidiaries (Including Variable Interest Entities)	956	988	990
Japan	545	545	547
Overseas	411	443	443

2. Overseas sales by industry segment

(Billions of yen)

	Three months ended December 31			Nine months ended December 31
	2003 (A)	2004 (B)	(B)/(A) X100 (%)	2003 (C)	2004 (D)	(D)/(C) X100 (%)
Information & Telecommunication Systems	186.1	175.4	94	492.9	500.7	102
Electronic Devices	132.6	113.6	86	364.2	384.3	106
Power & Industrial Systems	120.7	168.8	140	356.3	494.5	139
Digital Media & Consumer Products	126.2	127.0	101	363.8	381.9	105
High Functional Materials & Components	85.1	113.4	133	245.6	335.0	136
Logistics, Services & Others	108.9	107.0	98	322.5	309.2	96
Financial Services	9.2	10.3	112	28.5	30.6	107
Eliminations & Corporate items	0	0	—	0	0	—
Total	769.1	815.8	106	2,174.1	2,436.4	112

3. Forecast for fiscal 2004 ending March 31, 2005

3-1. Summary

(Billions of yen)

	FY2003 (A)	FY2004 (forecast)
		Previous(B)	Revised(C)	(C) - (B)	(C) / (A) X100 (%)
Revenues	8,632.4	8,900.0	8,840.0	(60.0)	102
Operating income	184.8	300.0	260.0	(40.0)	141
Income before income taxes and minority interests	237.1	300.0	235.0	(65.0)	99
Income before minority interests	38.4	150.0	95.0	(55.0)	247
Net income	15.8	100.0	50.0	(50.0)	315

3-2. Revenues by industry segment

(Billions of yen)
	FY2003 (A)	FY2004 (forecast)
		Previous(B)	Revised(C)	(C) - (B)	(C) / (A) X100 (%)
Information & Telecommunication Systems	2,314.5	2,305.0	2,250.0	(55.0)	97
Electronic Devices	1,312.3	1,350.0	1,290.0	(60.0)	98
Power & Industrial Systems	2,297.9	2,390.0	2,420.0	30.0	105
Digital Media & Consumer Products	1,226.9	1,300.0	1,280.0	(20.0)	104
High Functional Materials & Components	1,297.0	1,445.0	1,490.0	45.0	115
Logistics, Services & Others	1,256.2	1,215.0	1,220.0	5.0	97
Financial Services	550.9	535.0	540.0	5.0	98
Eliminations & Corporate items	(1,623.6)	(1,640.0)	(1,650.0)	(10.0)	—
Total	8,632.4	8,900.0	8,840.0	(60.0)	102

3-3. Operating income by industry segment

(Billions of yen)
	FY2003 (A)	FY2004 (forecast)
		Previous(B)	Revised(C)	(C) - (B)	(C) / (A) X100 (%)
Information & Telecommunication Systems	69.9	99.0	63.0	(36.0)	90
Electronic Devices	30.4	35.0	35.0	0	115
Power & Industrial Systems	33.9	72.0	72.0	0	212
Digital Media & Consumer Products	6.9	21.0	12.0	(9.0)	173
High Functional Materials & Components	46.7	68.0	75.0	7.0	160
Logistics, Services & Others	0.5	16.0	14.0	(2.0)	—
Financial Services	22.3	24.0	24.0	0	107
Eliminations & Corporate items	(26.0)	(35.0)	(35.0)	0	—
Total	184.8	300.0	260.0	(40.0)	141

# # #

February 2, 2005

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Note :	*1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME BY PRODUCT SECTOR *2 *3

				(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Revenues	482.4	514.5	94%	1,554.2	1,567.8	99%
Software & Services	197.9	191.2	104%	667.9	650.7	103%
Hardware	284.5	323.3	88%	886.2	917.0	97%
Operating income	2.1	13.4	16%	31.1	18.8	166%

(2) REVENUES BY PRODUCT SECTOR *2 *3

				(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Revenues	482.4	514.5	94%	1,554.2	1,567.8	99%
Software & Services	197.9	191.2	104%	667.9	650.7	103%
Software	34.2	37.3	92%	109.4	121.1	90%
Services	163.7	153.9	106%	558.5	529.6	105%
Hardware	284.5	323.3	88%	886.2	917.0	97%
Storage *4	162.8	176.3	92%	463.3	468.4	99%
Servers *5	18.6	30.0	62%	65.7	97.0	68%
PCs *6	24.0	32.7	73%	86.1	99.5	87%
Telecommunication	32.2	31.2	103%	100.4	90.0	112%
Others	46.9	53.1	88%	170.7	162.1	105%

Notes:	*2.	On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the nine months ended December 31, 2004, includes Hitachi GST’s business results for the nine months ended September 30, 2004.

*3.	Figures for each product exclude intersegment transactions.
*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
*6.	Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS STORAGE SOLUTIONS

				(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Revenues	66.0	65.0	102%	195.0	193.0	101%

(4) HARD DISK DRIVES *7 *8 *9 *10

< Period from April 1, 2003 through December 31, 2003 >

Period recorded for consolidated accounting purposes	Three months ended December 31 (Oct.2003 to Dec.2003)	Nine months ended December 31 (Apr.2003 to Dec.2003)
Shipment Period	Jul.2003 to Sep.2003	Jan.2003 to Sep.2003	Ref *16
Revenues
Yen (billions of yen)	128.6	321.5	348.3
U.S. dollar (millions of dollar)	1,106	2,725	2,951
Operating loss
Yen (billions of yen)	(1.8)	(22.7)	(22.9)
U.S. dollar (millions of dollar)	(15)	(191)	(192)
Shipments (thousand units) *11	11,600	28,400	30,700
Consumer and Commercial
1.8/2.5inch *12	6,600	15,800	17,800
3.5inch *13	3,900	10,200	10,200
Servers *14	900	2,100	2,300
Emerging *15	160	360	360

< Period from April 1, 2004 through December 31, 2004 >

(The upper row shows comparisons to the previous year *17)
Period recorded for consolidated accounting purposes	Three months ended December 31 (Oct.2004 to Dec.2004)	Nine months ended December 31 (Apr.2004 to Dec.2004)
Shipment Period	Jul.2004 to Sep.2004	Jan.2004 to Sep.2004
Revenues
Yen (billions of yen)	94% 121.4	105% (97%) 337.9
U.S. dollar (millions of dollar)	99% 1,093	113% (105%) 3,091
Operating income (loss)
Yen (billions of yen)	— (4.2)	— 0.7
U.S. dollar (millions of dollar)	— (38)	— 7
Shipments (thousand units) *11	104% 12,100	115% (106%) 32,600
Consumer and Commercial
1.8/2.5inch *12	97% 6,500	119% (105%) 18,700
3.5inch *13	86% 3,400	89% (89%) 9,100
Servers *14	121% 1,100	143% (127%) 3,000
Emerging *15	755% 1,180	531% (531%) 1,880

< Period from April 1, 2004 through March 31, 2005 >

(The upper row shows comparisons to the previous year *17)
Period recorded for consolidated accounting purposes	Three months ended March 31 (Jan.2005 to Mar.2005)	Twelve months ended December 31 (Apr.2004 to Mar.2005)
Shipment Period	Oct.2004 to Dec.2004 *18	Jan.2004 to Dec.2004
Revenues
Yen (billions of yen)	85% 116.1	99% (94%) 454.0
U.S. dollar (millions of dollar)	89% 1,110	106% (100%) 4,201
Operating loss
Yen (billions of yen)	— (5.1)	— (4.4)
U.S. dollar (millions of dollar)	— (48)	— (41)
Shipments (thousand units) *11	110% 13,900	113% (107%) 46,600
Consumer and Commercial
1.8/2.5inch *12	92% 6,700	110% (101%) 25,400
3.5inch *13	101% 4,200	93% (93%) 13,300
Servers *14	74% 800	120% (110%) 3,800
Emerging *15	1791% 2,250	860% (860%) 4,140

Notes:	*7.	Figures include intersegment transactions.
	*8.	On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and the results for Hitachi, Ltd. for the nine months ended December 31, 2004, includes Hitachi GST’s business results for the nine months ended September 30, 2004. Meanwhile, the results of Hitachi, Ltd.’s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s HDD operations were integrated in Hitachi GST.
	*9.	There have been changes to some product sector names. “1.8/2.5inch” and “3.5inch,” which are shown in the new product sector “Consumer and Commercial” were previously named “Mobiles” and “Desktops,” respectively.
	*10.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include Yen / dollar conversion fluctuation.
	*11.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*12.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*13.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*14.	Disk array subsystems, servers (3.5inch), etc.
	*15.	Hand held devices (1inch), automotive (2.5inch), etc.
	*16.	The figures provided for reference purposes represent the combined revenues, operating income (loss) and shipments of Hitachi, Ltd.’s HDD operations prior to integration and Hitachi GST’s operations, and are shown to give an overall picture of Hitachi’s HDD operations for the nine-month period ended September 30, 2003.
	*17.	Figures in parentheses for year-on-year comparisons represent comparisons with reference figures of the same period of the previous fiscal year.
	*18.	Results for HDD operations in the period from October 1, 2004 through December 31, 2004 will be included in Hitachi’s fiscal 2004 fourth-quarter, ending March 31, 2005 results.

2. Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

				(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Revenues	47.6	69.0	69%	173.7	187.8	92%
Operating income (loss)	(8.2)	4.5	—	(6.0)	(0.4)	—

(2) LCD REVENUES

				(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Revenues	40.5	61.0	66%	152.5	161.0	95%
Large-size LCDs	18.5	29.0	64%	69.5	84.0	83%
Small and medium-size LCDs	22.0	32.0	69%	83.0	77.0	108%

3.Digital Media

SHIPMENTS OF MAIN PRODUCTS *19

				(Thousand units)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2003 (B)	(A) / (B) X100 (%)	2004 (C)	2003 (D)	(C) / (D) X100 (%)
Optical Disk Drives *20	19,000	15,000	127%	51,000	41,000	124%
Plasma Displays *21	72	65	111%	230	147	156%
Projection TVs	140	150	93%	330	350	94%

Notes:	*19.	Optical Disk Drives shipment less than 1,000,000 units, Plasma Displays shipment less than 1,000 units, Projection TVs shipment less than 10,000 units have been rounded.
	*20.	Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the results for Hitachi, Ltd. for the nine months ended December 31, 2004, includes HLDS’s business results for the nine months ended September 30, 2004.
	*21.	The sum of plasma TV and plasma monitor shipments.

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FOR IMMEDIATE RELEASE

Hitachi to Increase Share in Fujitsu Hitachi Plasma Display

— Acquiring stock and plasma technology patents from Fujitsu —

TOKYO, Japan, February 2, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it has reached an agreement with Fujitsu Limited (TSE: 6702) regarding acquisition of Fujitsu Hitachi Plasma Display Limited (FHP) stock owned by Fujitsu. The move, aimed at strengthening Hitachi’s position in the plasma display panel (PDP) business, also involves the transfer to Hitachi of Fujitsu’s PDP technology patents at the end of March 2005. Once Hitachi and Fujitsu have provided financial assistance for eliminating FHP’s excessive debt by the end of March, the transfer of stock is to move forward quickly from April and, by adding 30.1% of FHP’s issued shares to Hitachi’s holdings, will make FHP a consolidated subsidiary of Hitachi.

The tighter tie between Hitachi and FHP will enable the companies to implement a still more unified business strategy. Already the leading supplier in the plasma TV market, Hitachi continues to enhance its market presence by aggressive introduction of higher resolution large-screen TVs in response to the worldwide trend toward digital broadcasting. As a manufacturer specializing in PDPs, FHP is committed to maintaining and advancing its status as the market’s prime mover by supplying leading-edge high-resolution, large-screen panels geared to set maker requirements to an increasing number of manufacturers. No immediate change will be made in FHP’s name or management after the company becomes a Hitachi subsidiary.

Hitachi established its leading position in plasma TVs through a vigorous market pioneering program that included introduction of the world’s first 32V/37V HDTV plasma TV models and models incorporating high-capacity hard disk drives. In Japan, particularly, Hitachi is well known as the innovator of a new dimension in audio-visual enjoyment that uses a thin, large-screen TV to create a home theater-like ambience matched to ubiquitous era sensibilities. Hitachi is also the creator of “Wooo World”, a formula for building a new entertainment lifestyle by combining a DVD camera, HDD recorder and other new-generation devices around a plasma TV at the core. “Wooo World” has been very well received by customers in Japan. Intent on dominating the development of markets worldwide, Hitachi has launched an initiative to enliven and expand demand for plasma TVs and related products in Europe and North America, as well as in China and throughout Asia.

FHP has achieved a commanding position in the global PDP market largely through the development of its own trail-blazing technologies, including the ALIS (Alternate Lighting of Surfaces Method) panel driving system that brings out the full potential of HDTV broadcasting by combining 1000-plus scanning line resolution with high brightness, the still more advanced e-ALIS system compatible with large-screen plasma panels, and the recently developed TERES (Technology of Reciprocal Sustainer) system that enables panel driving at half the conventional voltage.

In the rapidly growing market for plasma and other types of slim TVs, both advanced image processing technologies and added value imparted by the display panel are highly important factors. If Hitachi is to maintain and improve its superior position in the thin larger-screen TV market, therefore, it needs to shift to a new business model that brings these factors under an integrated business strategy. Strengthening the plasma TV business is important but not enough in itself. Hitachi must also implement a unified strategy encompassing both new ubiquitous network system-oriented AV businesses that capitalize on the synergy among the Hitachi Group’s HDD-DVD drive, LSI and other component capabilities, and the PDP business that is the source of a key device used in AV product businesses. Moreover, the steady intensification of competition in the PDP market makes it essential for FHP to develop and produce technologically advanced panels that meet the needs of a large number of set manufacturers, and for this the company needs to utilize Hitachi’s know-how as a plasma TV manufacturer still more actively in the development of high value-added panels. The acquisition of stock and patents is a measure well matched to the needs of the two companies that can be expected to strengthen both the plasma TV and plasma display panel businesses.

The tighter integration of business strategy will allow Hitachi and FHP to better utilize their positions as global suppliers of market-leading plasma display panels and plasma TVs to inspire the advent of the ubiquitous society.

Etsuhiko Shoyama, Hitachi’s President and Chief Executive Officer, had the following to say about the agreement with Fujitsu:

“The significance to Hitachi of the plasma TV business and the PDP business that supplies it with one of its key devices is very great because plasma TVs are a core product among Hitachi consumer product offerings and the consumer product business is fundamental to building a powerful Hitachi brand. By continuing to supply the market with plasma TVs that fully utilize the superb performance of FHP’s PDPs, Hitachi has earned recognition as a main player in furthering the ubiquitous society. The more powerful synergy between the plasma TV and plasma display panels businesses made possible by FHP’s joining the Hitachi Group will be used to expand Hitachi’s plasma TV business and also to contribute to growth of the overall plasma TV market. Another effect that I envision is that the value of the Hitachi brand will be enhanced by the invigoration of consumer product operations resulting from a more active plasma TV business and this in turn will make a major contribution to businesses in the social infrastructure, information systems and other sectors.”

About Fujitsu Hitachi Plasma Display Limited

President:	Yoichi Morimoto
Headquarters:	Kawasaki City, Kanagawa Prefecture, Japan
Established:	April 1999
Businesses:	Development, production and marketing of plasma display panels
Fiscal year:	April 1 – March 31
Employees:	Approximately 1,100 (as of March 2004)
Capital:	30 billion yen (50% Fujitsu Limited, 50% Hitachi, Ltd.)

Recent financial results

(Millions of yen)
	Fiscal 2002	Fiscal 2003
Sales	49,448	78,546
Ordinary profit	(2,359)	5,145
Current income	(1,551)	6,909
Total assets	27,173	32,846
Shareholders’ equity	(15,818)	(8,908)

Percentage of shares owned before and after transfer

Before	Hitachi 50%	Fujitsu 50%
After (planned)	Hitachi 80.1%	Fujitsu 19.9%

Share transfer schedule

April 2005 (planned)

Effect of FHP becoming a subsidiary on Hitachi’s consolidated results

The earnings forecast for fiscal 2005 is to be announced in April 2005.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

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For immediate release

Hitachi and Panasonic Agree on Comprehensive

Collaboration in Plasma Display Business

TOKYO, Japan, February 7, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE: 6501) and Matsushita Electric Industrial Co., Ltd. (NYSE:MC/TSE: 6752), best known for its Panasonic brand products, announced today that they will be joining forces to develop and expand the plasma TV market under an agreement that calls for all-around collaboration in moving forward with the plasma display (PDP) business. The two companies, both leaders in the plasma TV arena, have agreed to collaborate in a broad range of activities, including R&D, production, marketing and intellectual property. The color PDP was developed by researchers and engineers in Japan making the best use of their advanced technologies and innovative ideas. The agreement between Hitachi and Panasonic is aimed at further development of color PDP technologies and growth of the Plasma TV market on a global scale.

The color PDP was realized mostly with advanced Japanese technologies of image displays and it has become a key device in the digital consumer product field. The PDP is a self-luminous device that produces a picture by emitting light from many individual pixels. It has numerous notable features, such as wide viewing angle, fast response, and outstanding color rendering. Since the PDP is emissive (produces its own light), the amount of light it emits can be flexibly regulated according to the use environment. This makes it an ideal device from the ecological viewpoint, because it can conserve energy while offering large-screen size and high-definition. In addition, the PDP has a highly efficient productivity, making its cost competitiveness strong.

The plasma TV, which was developed to take full advantage of these features of the PDP, has achieved rapid market penetration against the backdrop of the spread of digital broadcasting worldwide. The Plasma TV accounts for about 90% of the global market for thin, large screen TV sets (Techno Systems Research Co., Ltd. survey) and are expected to enjoy phenomenal growth in coming years.

Concluding that the self-luminous PDP is the most suitable display for slim, large-screen, high-definition TVs, Hitachi and Panasonic agreed to establish a comprehensive cooperative relationship encompassing every aspect of the PDP business.

Although the specific points of collaboration are to be discussed and implemented progressively, some of the points currently envisioned by Hitachi and Panasonic are as follows:

1. R&D

In order to increase cost competitiveness by, for example, establishing standards for PDP module components, the companies will jointly explore whether and how they can work in liaison with component manufacturers. Synergism between the companies’ businesses, such as product performance enhancement and cost reduction, will be sought through mutual utilization of the best components of the Hitachi and Panasonic groups. An effort will be made to further strengthen the technological capability of the companies through the exchange of up-to-date PDP news and information from around the world.

2. Production

Standardization of next-generation production facilities and mutual benchmarking of production processes will be explored with an eye to boosting PDP production capacity and efficiency.

3. Marketing

The companies will collaborate in reaching out to consumers with easy-to-understand explanations of the advantages of PDP from the customer’s viewpoint, including their wide viewing angle, motion picture performance, color rendering capability and other superb picture quality features, and the excitement of having an energy-efficient home theater that adds realism to movie viewing in one’s own home.

4. Intellectual property

In view of the increasingly important role of patents in expanding the PDP business, Hitachi is to consider setting up a company to manage its PDP patents. Panasonic will consider investment into such company, which will enable a continuing and stable cross-licensing relationship between the two companies.

Hitachi and Panasonic have a partnership in a broad range of endeavors, most notably in the consumer products sector, and have achieved many successes in the joint development of products and other areas.

The companies view the agreement announced today as a step toward a still stronger collaborative relationship that will enable them to help make life more enjoyable for people around the world.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of U.S.$71.92 billion for the year ended March 31, 2004. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and the Panasonic brand, , visit the company’s website at http://panasonic.co.jp/global/index.html.

Other Contacts:

Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902 (U.S.)	Tel: +44-1628-585379 (U.K.)
E-mail:masahiro.takahashi@hal.hitachi.com	E-mail:masanao.sato @hitachi-eu.com

Hitachi (China) Investment, Ltd.
Tatsuya Kubo
Tel: +86-10-6590-8141 (China)
E-mail: tkubo@hitachi.cn

Panasonic Corporation of North America	Panasonic Europe Ltd.
James Reilly	Brendon Gore
Tel: +1-201-392-6067	Tel: +44-20-8899-2217

Panasonic Asia Pacific Pte Ltd.	Panasonic Corporation of China
Yoshihiro Matsukawa	Shunji Kanamura
Tel: +65-6390-8470	Tel: +86-10-6583-2498

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